

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

By E-Mail
Dr. Jack Gregory, M.D.
Chief Executive Officer
Premier Holding Corporation
4705 West Addisyn Court
Visalia, CA 93291

> **Re:** **Premier Holding Corporation**
> **Registration Statement on Form S-1**
> **Amended July 1, 2011 and July 5, 2011**
> **File No. 333-174049**
> **Form 10-K/A for fiscal year ended December 31, 2010**
> **Amended July 1, 2011**
> **File No. 000-53824**

Dear Dr. Gregory:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 1, 2011

Registration Statement Facing Page

1. We note your response to our prior comment 1. However, given that you intend to propose to offer the securities over a nine month period, please tell us how the securities being registered are not being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Please see Rule 415(a)(1)(ix). If the securities are to be offered on a delayed or continuous basis pursuant to Rule 415, please check the appropriate box on the facing page of the registration statement and also revise page 56 to include the undertakings required by Item 512(a) of Regulation S-K.

Prospectus Cover Page

2.   We note your response to our prior comment 4; however, footnote (1) on the cover page
        continues to indicate that your board of directors has discretion in determining the
        offering price per share based on negotiated transactions with potential investors.
        Additionally, please revise the appropriate section to include the information required by
        Item 505 of Regulation S-K as previously requested.

Use of Proceeds, page 13

3.   We note your response to prior comment 6 and your disclosure on pages 7 and 13 that
        you may use a portion of the net proceeds from this offering to fund planned capital
        expenditures, and that you "currently anticipate making aggregate capital expenditures of
        between $200,000 and $250,000 during the year ended December 31, 2011." However,
        the table on page 13 indicates that you plan to use $210,000 of the $217,000 net proceeds
        on legal and accounting fees, printing costs, advertising, and working capital. Please
        advise or revise. Also disaggregate the amount of proceeds to be spent on corporate
        salaries and "infrastructure," and clarify what you mean by the term "infrastructure."

Management's Discussion and Analysis of Financial Condition…, page 15

4.   We note your response to our prior comment 7. However, please revise to include the
        information required for the interim periods. Please see Item 303(b) of Regulation S-K.

Amendment No. 3 to Registration Statement on Form S-1 filed July 5, 2011

Exhibits 23.1 and 23.2

5.   We note that you have filed consents from your auditors relating to the incorporation by
        reference of their audit reports from the Form S-1/A. Please have your auditors revise the
        consents to refer to the inclusion of their reports in this Form S-1/A.

Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

6.   We note your response to our prior comment 11 and your statement that you have
        amended the Form 10-K to include new certifications provided in Exhibits 31.1 and 31.2
        that include the omitted sections. However, it appears that the new certifications
        continue to omit the introductory language in paragraph 4 and paragraph 4(b) referring to
        internal control over financial reporting. Additionally, we note that the certifications
        provided in Exhibits 32.1 and 32.2 each identifies the signatory as the chief financial
        officer. Please revise. Finally, please include an explanatory note in the amendment
        describing why you are amending the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

CC (by e-mail):   Kenneth Eade, Esq.